# NhSolarGarden.com LLC

ANNUAL REPORT

2024

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by NhSolarGarden.com LLC, a NY LLC (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

## OFFERING SUMMARY

| | |
|---|---|
| Issuer Name | NhSolarGarden.com LLC |
| Offering Amount | $97,600.00 |

## COMPANY OVERVIEW

NhSolarGarden.com LLC (aka NHSG) was formed in January 2014 as the first Community Solar Development firm in New Hampshire with a focus on sustainable development and backed by a strong core value system ingrained in the company ethos. With over 12 years of experience in the solar industry, NHSG's team has the experience and knowledge to develop solar projects ranging from 50 kW up to 30 MWs across all applications, such as rooftops, carports, brownfields, and large tracts of land. The challenge NHSG is solving is how to finance small projects for non-profit organizations. NHSG has found that most large financing entities will not consider financing projects under 500 kW due to the high transaction costs. But NHSG is a fully integrated owner-operator-developer that can reduce those costs to ensure the customer receives an equitable savings against rising energy costs.

## COMPANY ELIGIBILITY

Name of issuer: NhSolarGarden.com LLC
State of Organization: NY
Date Company Was Formed: 01/23/2014
Type of Company: LLC
Physical Address: 799 Seneca Street, Unit 5i, Buffalo NY 14210
Web Address: https://www.nhsolargarden.com/
# of Employees: 1

## OWNERS OF THE COMPANY

| NAME | CLASS | % OWNERSHIP |
|---|---|---|
| Andrew Kellar | Stock | 100% |

The above is the only ownership outstanding for the company. The ownership interests of a NY LLC give the owner the right to share in the profits of the company.

### Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

### Andrew Kellar

Employer: NhSolarGarden.com LLC
Title: CEO
Dates of service: 01/23/2014 - Current

Andrew, Founder, a surfer of 40 years, long-term resident of the Northeast, and repeat entrepreneur,, has been interested in alternative energy for decades. During his 12 years in the solar industry, he has been involved in developing over 300 MWs of Community Solar projects. Co-founder of the Green Alliance, he launched Simply Green Biofuels. He is also a former entrepreneur-in-residence at the University of New Hampshire and past Mel King fellow at MIT.

*There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.*

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

Specific Risk Factors  [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

### Reliance on Contractors and supply chain

NhSolarGarden.com LLC depends on renewable energy contractors and subcontractors to build and maintain performance of the solar array over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly deliver equipment, recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

### Project Uncertainty

While the Company has identified a project to develop, build and operate, the Company has discretion to make changes to the development pipeline. While the Company has identified a robust pipeline of projects and industry contacts, there is a risk that these projects may have unforeseen issues that will negatively impact payments.

### Solar Project delay risk

The Company could experience unforeseen contractor and/or supplier issues such as lack of resources or delay in materials from manufacturers. The Company could then experience delays in their ability to meet targeted commercial operation dates on projects and/or monthly lease payments from building customers that it may enter into. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

### Customer Repayment Risk

There is a risk that the offtaker fails to make payments to the Company and defaults under the contract. The offtaker's failure to make timely payments may result in a negative effect regarding the securities.

### Change in Regulations

The Company is subject to legislation and regulation at all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

### Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

### Refinancing Risk

Because the Company plans to own and operate projects, the Company may need to source additional funds to pay back the financing obligations that it may take on at maturity. If the Company does not have the funds to pay lenders or Noteholders back, the Company could trigger a default.

### Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

### Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

### Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

### Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive o        cers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company  may not be able to locate this personnel when needed. The Company  may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

### Raising Additional Capital

The Company may have di        culty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to meet their debt obligations . If the Company needs to borrow additional capital such as a bank loan, the terms of the debt could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

### Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

### General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to find quality projects should the Company need to develop additional projects in the future. The Company asset size and project numbers will be community solar initially, at least for the near term future and thus carry lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its obligations and growth objectives.

### COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers or Offtakers may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's ability to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

### Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

### Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the

Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

### Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

### Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

### Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

The Company is disclosing the following: Andrew Keller filed for Chapter 13 Bankruptcy in 2013 and the case was closed in 2017.

### Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

### Restrictions on  Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

### Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its A liates

Any prior transactions sponsored by the Company, the Manager or the Company's a liates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are di cult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

## No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of their own tax advisers.

## This Offering allows for  "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

## Risks Related to Unsecured Senior Debt

## Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

## Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

**Unsecured Risk**

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. There is no guarantee that the Company will not be required to pledge its assets to other creditors.

**Valuation Risk**

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is di cult to obtain.

**Interest Rate Risk**

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

**Call (Prepayment) Risk**

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of this Form C. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investment.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Noteholders have no equity ownership in the Company.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

**Additional issuances of securities** — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

**Company repurchases of securities** — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

**A sale of the Company or of assets of the Company** — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insu cient to satisfy obligations to Noteholders.

**Transactions with related parties** — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that su cient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

## ADDITIONAL MATTERS RELATED TO THE SECURITY

*1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

*1. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

No other exempt offerings.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

No Insider Transactions have occured.

## STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i)  in connection with the purchase or sale of any security;

ii)  involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal

Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: {website}

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

## FINANCIAL CONDITION OF THE ISSUER

Below is a summary of the Company's existing debt obligations:

Company has no material debts.

## FINANCIAL INFORMATION

## Balance Sheet

| ASSETS | 2024 |
|---|---|
| Cash & Equivalents | 184,854 |
| Accounts Receivable | - |
| Fixed Assets | - |
| Other Assets | (269,504) |
| **TOTAL ASSETS** | **(84,650)** |
| LIABILITIES & EQUITY | |
| Accounts Payable | - |
| ST-Debt Payable | 24,156 |
| LT-Debt Payable | 91,970 |
| **TOTAL LIABILITIES** | **116,126** |
| Retained Earnings | - |
| Net Income | (58,506) |
| **TOTAL OWNER'S EQUITY** | **(200,776)** |
| **TOTAL LIABILITIES & EQUITY** | **(84,650)** |

## Income Statement

| INCOME | 2024 |
|---|---|
| Total Revenue | 11,023 |
| Cost of Goods Sold | 63,038 |
| **GROSS PROFIT** | **(52,015)** |
| Operating Expenses | 6,492 |
| **NET INCOME** | **(58,506)** |

## Statement of Cash Flows

| | 2024 |
|---|---|
| NET INCOME (LOSS) | (58,506) |
| CASH FLOW ACTIVITIES | |
| Net Cash from Operations | - |
| Net Cash from Investing | - |
| Net Cash from Financing | - |
| NET INCREASE (DECREASE) IN CASH | (58,506) |

There have been no changes in the company ownership for the period reviewed.

<span style="background-color:#5a4a3f;color:white">**OFFICER CERTIFICATE**</span>

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

_____

Andrew Kellar

CEO

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